Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

July 9, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Att: Jeffrey Riedler

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed March 29, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-09761

Dear Mr. Riedler:

This letter is provided by Arthur J. Gallagher & Co. (the “Company”, “we” or “our”) in response to the letter from the Staff of the Securities and Exchange Commission dated June 23, 2010 (the “Comment Letter”). The heading and numbered response below correspond to the heading and numbered paragraph in the Comment Letter.

Definitive Proxy Statement filed March 29, 2010

Compensation Discussion and Analysis, page 21

1.

We have reviewed your response to prior comment 3. We note that you have provided examples of the categories of individual performance goals without providing the specific individual performance goals set by the compensation committee for each named executive officer for fiscal year 2009. You state that “the full list of these qualitative performance goals for each named executive officer could give both our customers and competitors insight into our non-public, confidential and proprietary business plans and future objectives, which could then be used to our detriment.” You have concluded that such disclosure would cause competitive harm without providing a clear analysis as to how such information could pose a detriment to your business. Please present an analysis supporting your conclusion that the disclosure of the full list of individual performance goals is likely to cause competitive harm. Such analysis should include reference to particular individual performance goals and a detailed description of how disclosure of each such goal, individually or aggregately, would cause competitive harm. As your disclosure should include specific discussion of the competitive harm, you may want to consider requesting confidential treatment for your response pursuant to Rule 83.

Arthur J. Gallagher & Co.

File No. 001-09761

Alternatively, identify each individual performance goal for each named executive officer and the level of achievement. To the extent that the goals were quantified, your disclosure should also be quantified.

In response to the Staff’s comment, we have considered carefully our position with respect to the potential competitive harm that could be caused by disclosure of individual performance goals, and, in the spirit of working with the Staff to continually improve the transparency of our executive compensation disclosure, have decided to provide the information requested by the Staff.

As requested by the Staff, set forth below are the individual performance goals for each named executive officer for fiscal year 2009.

J. Patrick Gallagher, Jr.

•	Continue to aggressively target expense control

•	Continue to recruit top talent

•	Maintain our unique “Gallagher culture”

•	Continue our successful M&A strategy and integrate the Liberty/Wausau acquisition

•	Continue efforts to increase commission and fee income per account

•	Vigorously promote the Company to Wall Street and investors

•	Continue dialogue with Illinois Attorney General regarding contingent commissions

Douglas K. Howell

•	Support operating units’ expense control efforts

•	Coordinate efficient monthly budget review meetings

•	Complete workforce reduction objective and evaluate the need for future workforce reduction initiatives

•	Develop optimal acquisition structure for the Liberty/Wausau acquisition

•	Position the Company to renew/replace our current line of credit (including exploring additional long-term debt)

James W. Durkin

•	Integrate acquisitions completed in 2008

•	Complete five new acquisitions representing $10 million of incremental annualized revenue

•	Focus on cross selling with other divisions

•	Simplify and improve the Company’s management of sales data using Salesforce.com

•	Align marketing and service deliverables with customer segments

Arthur J. Gallagher & Co.

File No. 001-09761

James S. Gault

•	Provide leadership for successful hiring, integration, and account retention for the Liberty/Wausau acquisition

•	Continue to focus on professional standards in branch offices

•	Continue to take advantage of cost saving opportunities through our India operation

•	Focus on cross selling with other divisions

David E. McGurn

•	Focus on cross selling with other divisions

•	Be the most professional client-focused wholesaler, both domestically and in London

•	Continue international platform expansion utilizing our new strategy

•	Convert division’s data aggregation and financial information functions to new accounting system for more efficient processing

With the exception of Mr. Durkin’s goal with respect to new acquisitions, no quantitative levels were set in connection with these goals. The compensation committee determined that each named executive officer substantially achieved each of his individual performance goals. With respect to Mr. Durkin’s acquisition goal, he completed seven acquisitions representing incremental annualized revenue of approximately $8 million.

We confirm that we will include information with respect to individual performance goals in future filings, to the extent consistent with our compensation practices as they exist at the time of such filings.

We also acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosures in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary